# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Definitive Healthcare Corp., CIK 0001861795
CUSIP: 24477E103
Title of class of securities: Class A Common Stock, $0.001 par value
Address of issuer's principal executive offices: 492 Old Connecticut Path, Suite 401, Framingham, Massachusetts (MA), 01701
Date of event which requires filing of this statement: 09/29/2026
Amends the filing with accession number 0001140361-26-035412
Filed by CIK 0001034196
Persons authorized to receive notices and communications: Neil Crawford, Advent International, L.P., Prudential Tower, 800 Boylston Street, Boston, Massachusetts (MA), 02199, 617-951-9488

## Reporting persons
- Advent International, L.P. (CIK 0001034196): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 62,493,676; sole dispositive power 0; shared dispositive power 62,493,676; aggregate amount beneficially owned 62,493,676 (58.54% of the class)
  Comment: The reported percentage is calculated based on 106,744,713 shares of Class A Common Stock ("Common Stock") outstanding as of August 6, 2026, as reported on the Issuer's 10-Q filed with the Securities and Exchange Commission ("SEC") on August 10, 2026.
- Advent International GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 62,493,676; sole dispositive power 0; shared dispositive power 62,493,676; aggregate amount beneficially owned 62,493,676 (58.54% of the class)
  Comment: The reported percentage is calculated based on 106,744,713 shares of Common Stock outstanding as of August 6, 2026, as reported on the Issuer's 10-Q filed with the SEC on August 10, 2026.
- Advent International GPE IX Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 16,955,510; shared voting power 0; sole dispositive power 16,955,510; shared dispositive power 0; aggregate amount beneficially owned 16,955,510 (15.88% of the class)
  Comment: The reported percentage is calculated based on 106,744,713 shares of Common Stock outstanding as of August 6, 2026, as reported on the Issuer's 10-Q filed with the SEC on August 10, 2026.
- Advent International GPE IX-H Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 5,428,915; shared voting power 0; sole dispositive power 5,428,915; shared dispositive power 0; aggregate amount beneficially owned 5,428,915 (5.09% of the class)
  Comment: The reported percentage is calculated based on 106,744,713 shares of Common Stock outstanding as of August 6, 2026, as reported on the Issuer's 10-Q filed with the SEC on August 10, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.001 par value
Name of issuer: Definitive Healthcare Corp.
Address of issuer's principal executive offices: 492 Old Connecticut Path, Suite 401, Framingham, Massachusetts (MA), 01701
Comment: The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed by the undersigned with the SEC on September 2, 2026 (the "Original Schedule 13D" and, as amended, the "Schedule 13D"). Except as set forth herein, the Schedule 13D remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented to insert the following at the end thereof:

Confidentiality Agreement

On September 29, 2026, Advent LP entered into a confidentiality agreement (the "NDA") with the Issuer. The NDA provides that Advent LP generally will not disclose confidential information to any other person, except to its representatives and Mr. Krantz, other third parties with respect to which the Issuer provides prior written approval and potential funding sources with respect to which the Issuer provides written approval, among others, and will not use confidential information except for the purpose of considering, evaluating and negotiating a transaction with the Issuer. The NDA also includes a 12-month non-solicitation provision with respect to the Issuer's executive officers and a 12-month standstill provision pursuant to which Advent LP agreed not to make certain acquisitions of securities or assets of the Issuer, join or participate in a "group" formed after the date of the NDA, seek additional representation on the Issuer's board of directors or advise or influence any person with respect to the voting of any securities of the Issuer, in each case without the prior written consent of the Issuer and subject to certain exceptions. In accordance with the NDA, Advent LP intends to continue to engage with the Special Committee and third parties, including Mr. Krantz, regarding a transaction with the Issuer.

References to the NDA do not purport to be complete and are qualified in their entirety by reference to the confidentiality agreement, a copy of which is attached hereto as Exhibit 99.6, and incorporated herein by reference in its entirety.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions in Common Stock since the filing of the Original Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Schedule 13D is hereby amended and supplemented to incorporate by reference at the end thereof, the information set forth in Item 4 of this Amendment No. 1.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.6 Confidentiality Agreement, dated September 29, 2026.

## Signatures
- Advent International, L.P.: /s/ Neil Crawford, Neil Crawford / Senior Director, Fund Administration of Advent International GP, LLC, its General Partner (10/01/2026)
- Advent International GP, LLC: /s/ Neil Crawford, Neil Crawford / Senior Director, Fund Administration (10/01/2026)
- Advent International GPE IX Limited Partnership: /s/ Neil Crawford, Neil Crawford / Senior Director, Fund Administration of Advent International GP, LLC, its indirect General Partner (10/01/2026)
- Advent International GPE IX-H Limited Partnership: /s/ Neil Crawford, Neil Crawford / Senior Director, Fund Administration of Advent International GP, LLC, its indirect General Partner (10/01/2026)
Comment: Each of Advent International GPE IX Limited Partnership and Advent International GPE IX-H Limited Partnership, By: GPE IX GP Limited Partnership, their General Partner, By: Advent International GPE IX, LLC, its General Partner, By: Advent International, L.P., its Manager, By: Advent International GP, LLC, its General Partner.